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                          STEPHEN A. ZRENDA, JR., P.C.
                         ATTORNEYS AND COUNSELORS AT LAW
                              5700 NW 132nd STREET
                          OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.  Telephone (405) 721-7300     Lea Bailey, Legal
Kenneth M. Stoner, Esq.         Fax  (405) 721-7310         Assistant
                                                          Alanna Horner, Legal
                                                            Assistant
P.R. Tirrell, Esq.              eFax (915) 975-8003



                                 August 16, 2007

Jennifer Goeken, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7410

                  Re:      PALOMINE MINING, INC.
                           ITEM 4.01 OF FORM 8-K
                           FILED AUGUST 2, 2007
                           FILE NO. 333-123456

Dear Ms. Goeken:

         The purpose of this letter is to respond to the comments of the U.S. Securities and Exchange Commission (the "Commission") regarding the Form 8-K filing (the "Filing") of Palomine Mining, Inc. (the "Company") made by letter on August 6, 2007.

         In response, we have filed an amendment to the Form 8-K of the Company with revisions as requested by the Commission. The amended Form 8-K was filed today, August 16, 2007.

         Thank you for your assistance in this matter.



                                                Very truly yours,

                                                STEPHEN A. ZRENDA, JR., P.C.

                                                /s/ Stephen A. Zrenda, Jr.
                                                --------------------------
                                                Stephen A. Zrenda, Jr.